No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On October 25, 2006, Honda Motor Co., Ltd., Board of Directors resolved on making quarterly cash dividend payments and revised the amount of the projected per common share dividend for the year ending March 31, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: October 25, 2006

Notice of Resolution by the Board of Directors

Concerning Quarterly Cash Dividend Payments

and Revision of the Projected Dividends for the Fiscal 2007

The Honda Motor Co., Ltd., (the “Company”) Board of Directors on October 25, 2006 resolved on making quarterly cash dividend payments and revised the amount of the projected per common share dividend for the year ending March 31, 2007 as follows.

1.	Basis for making quarterly cash dividend payments

The Company resolved on making quarterly cash dividend payments to allow for more frequent payouts to its shareholders. Accordingly, the Company will make a distribution of surplus earnings for the fiscal third quarter to the shareholders or the registered pledgees listed or recorded in the final register of shareholders and register of beneficial shareholders as of December 31, 2006.

2.	The basis for revising the projected dividends for fiscal 2007 which was announced on April 26, 2006

To be in line with the resolution of quarterly cash dividend payments, the Company revised the projected dividend payment as described in paragraph 3 below.

3.	Details of the revised dividend payments

	Dividends Per Share (yen)
Record Date	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	Total
Dividends Previously Projected (Announced on April 26, 2006)	—	30	—	30	60
Projected Dividends after Revision	—	30	17	17	64
Dividends paid during current Fiscal 2007	—	30	—	—	—
Dividends paid during Fiscal 2006	—	40	—	60	100

Note: Effective on July 1, 2006, the Company had a two-for-one stock split for the Company’s common stock. Had the stock split not been carried out, interim dividends would be ¥60 per share, which is an increase of ¥20 per share in comparison to the interim dividends paid during the year ended March 31, 2005 (or fiscal 2005). In addition, the annual dividends would have been ¥128, which is an increase of ¥28 per share in comparison to the annual dividends paid for the year ended March 31, 2006(or fiscal 2006).